Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

Dated as of July 20, 2007

Among

TELEFLEX INCORPORATED,

AM SUB INC.

and

ARROW INTERNATIONAL, INC.

TABLE OF CONTENTS

EXHIBITS:

Exhibit A Articles of Incorporation of the Surviving Corporation

TABLE OF DEFINED TERMS

Page

1999 Stock Option Plan	6
Actions	11
Adverse Recommendation Change	27
Affiliate	39
Agreement	1
Antitrust Division	30
Articles of Merger	1
business day	40
Certificate	3
Closing	1
Closing Date	1
Code	5
Commitment Letter	22
Company	1
Company Articles	2
Company Benefit Agreement	14
Company Benefit Plan	14
Company Board	5
Company By-laws	6
Company Capital Stock	6
Company Common Stock	1
Company Disclosure Letter	5
Company Pension Plan	15
Company Preferred Stock	6
Company Stock Option Plans	6
Company Stock Options	6
Company Termination Fee	34
Confidentiality Agreement	29
Continuing Employee	31
Contract	8
Effective Time	2
Environmental Claims	14
Environmental Law	14
ERISA	14
ERISA Affiliate	40
Exchange Act	8
Exchange Fund	3
FDA	12
Filed SEC Document	5
FTC	30
GAAP	9
Governmental Entity	8
Hazardous Materials	14
HSR Act	8
Indebtedness	24
Indemnified Parties	33
Intellectual Property Rights	18
Judgment	8
Knowledge	40
Law	8
Liens	6
Material Adverse Effect	40
Material Contract	12
Merger	1
Merger Consideration	3
Multiemployer Plan	14
Option Amount	5
Outside Date	37
Parent	1
Parent Expenses	35
Parent Material Adverse Effect	40
Paying Agent	3
PBCL	1
Permits	12
Permitted Liens	18
Person	40
Proxy Statement	8
Real Property Lease	18
Release	14
Representatives	26
Restraints	35
Sarbanes–Oxley Act	9
SEC	8
SEC Documents	9
Securities Act	9
Shareholder Approval	20
Shareholders’ Meeting	29
Sub	1
Subsidiary	40
Superior Proposal	28
Surviving Corporation	1
Takeover Proposal	27
Tax	17
Tax Return	18

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of July 20, 2007, among Teleflex Incorporated, a Delaware corporation (“Parent”), AM Sub Inc., a Pennsylvania corporation and a wholly owned Subsidiary of Parent (“Sub”), and Arrow International, Inc., a Pennsylvania corporation (the “Company”).

WHEREAS the Board of Directors of each of the Company, Parent and Sub has approved this Agreement and the merger of Sub with and into the Company (the “Merger”), upon the terms and subject to the conditions set forth in this Agreement, whereby each issued and outstanding share of common stock, no par value, of the Company (“Company Common Stock”), other than shares of Company Common Stock directly owned by Parent, Sub or any Subsidiary of the Company or held by the Company as treasury shares, will be converted into the right to receive $45.50 in cash; and

WHEREAS Parent, Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, and subject to the conditions set forth herein, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

The Merger

Section 1.01. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Pennsylvania Business Corporation Law of 1988, as amended (the “PBCL”), Sub shall be merged with and into the Company at the Effective Time. Following the Effective Time, the separate corporate existence of Sub shall cease, and the Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”).

Section 1.02. Closing. The closing of the Merger (the “Closing”) will take place at 10:00 a.m., New York time, on the first business day after satisfaction or (to the extent permitted by Law) waiver of the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by Law) waiver of those conditions) at the offices of Dechert LLP, Cira Centre, 2929 Arch Street, Philadelphia, PA 19104, unless another time, date or place is agreed to in writing by Parent and the Company. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

Section 1.03. Effective Time. Subject to the provisions of this Agreement, as promptly as reasonably practicable on the Closing Date, the parties shall file with the Department of State of the Commonwealth of Pennsylvania articles of merger (the “Articles of Merger”) in such form as is required by, and executed in accordance with, the relevant provisions of the PBCL and shall make all other filings and recordings required under the PBCL. The Merger shall become effective at such date and time as the Articles of Merger are filed with the Department of State of the Commonwealth of Pennsylvania. The date and time at which the Merger becomes effective is referred to in this Agreement as the “Effective Time”.

Section 1.04. Effects of the Merger. The Merger shall have the effects set forth in Chapter 19 of the PBCL.

Section 1.05. Articles of Incorporation and By-laws. (a) The Amended and Restated Articles of Incorporation of the Company (the “Company Articles”), shall be amended at the Effective Time to be in the form of Exhibit A and, as so amended, shall be the articles of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.

(b) The by-laws of Sub, as in effect immediately prior to the Effective Time, shall be the by-laws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.

Section 1.06. Directors. The directors of Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

Section 1.07. Officers. The officers of the Company as of the date of this Agreement shall be the officers of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

ARTICLE II

Effect of the Merger on the Capital Stock of the

Constituent Corporations; Exchange of Certificates; Adjustments;

Company Stock Options

Section 2.01. Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of Company Common Stock or any shares of capital stock of Parent or Sub:

(a) Capital Stock of Sub. Each share of capital stock of Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(b) Cancellation of Treasury Stock, Parent-Owned Stock and Sub-Owned Stock. Each share of Company Common Stock that is directly owned by Parent or Sub or held by the Company as treasury shares immediately prior to the Effective Time shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor. Each share of Company Common Stock that is directly owned by any Subsidiary of the Company immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(c) Conversion of Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (excluding shares to be canceled or converted in accordance with Section 2.01(b)) shall be converted into the right to receive $45.50 in cash, without interest (the “Merger Consideration”). At the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate that immediately prior to the Effective Time represented any such shares of Company Common Stock (each, a “Certificate”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration and any dividends or other distributions with a record date prior to the Effective Time which may have been authorized by the Company and which remain unpaid at the Effective Time.

Section 2.02. Exchange of Certificates. (a) Paying Agent. Prior to the Closing Date, Parent shall appoint a bank or trust company reasonably acceptable to the Company to act as paying agent (the “Paying Agent”) for the payment of the Merger Consideration. At the Effective Time, Parent shall deposit, or cause the Surviving Corporation to deposit, with the Paying Agent, cash in an amount sufficient to pay the aggregate Merger Consideration as and when required to be paid pursuant to this Agreement (such cash being hereinafter referred to as the “Exchange Fund”).

(b) Exchange Procedures. As promptly as reasonably practicable after the Effective Time, Parent shall cause the Paying Agent to mail to each holder of record of a Certificate: (i) a letter of transmittal (which shall be in customary form and shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Paying Agent) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Each holder of record of a Certificate shall, upon surrender to the Paying Agent of such Certificate, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Paying Agent, be entitled to receive in exchange therefor the amount of cash which the number of shares of Company Common Stock previously represented by such Certificate shall have been converted into the right to receive pursuant to Section 2.01(c), and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Company Common Stock which is not registered in the transfer records of the Company, payment of the Merger Consideration may be made to a Person other than the Person in whose name the Certificate so surrendered is registered if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any fiduciary or surety bonds or any transfer or other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such Certificate or establish to the reasonable satisfaction of Parent that such Tax has been paid or is not applicable. Until surrendered as contemplated by this Section 2.02(b), each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration which the holder thereof has the right to receive in respect of such Certificate pursuant to this Article II and any dividends or other distributions with a record date prior to the Effective Time which may have been authorized by the Company and which remain unpaid at the Effective Time. No interest shall be paid or will accrue on any cash payable to holders of Certificates pursuant to the provisions of this Article II.

(c) No Further Ownership Rights in Company Common Stock. All cash paid upon the surrender of Certificates in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock formerly represented by such Certificates, subject, however, to the Surviving Corporation’s obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time which may have been authorized by the Company and which remain unpaid at the Effective Time. At the close of business on the day on which the Effective Time occurs, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificate is presented to the Surviving Corporation for transfer, it shall be cancelled against delivery of cash to the holder thereof as provided in this Article II.

(d) Termination of the Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of the Certificates for 12 months after the Effective Time shall be delivered by the Paying Agent to Parent, upon demand, and any holders of the Certificates who have not theretofore complied with this Article II shall thereafter look only to Parent for, and Parent shall remain liable for, payment of their claims for the Merger Consideration pursuant to the provisions of this Article II.

(e) No Liability. None of Parent, Sub, the Company, the Surviving Corporation or the Paying Agent shall be liable to any Person in respect of any cash from the Exchange Fund delivered to a public official in compliance with any applicable state, Federal or other abandoned property, escheat or similar Law. If any Certificate shall not have been surrendered prior to the date on which the related Merger Consideration would escheat to or become the property of any Governmental Entity, any such Merger Consideration shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

(f) Investment of Exchange Fund. The Paying Agent shall invest the cash in the Exchange Fund as directed by Parent; provided, however, that such investments shall be in obligations of or guaranteed by the United States of America or any agency or instrumentality thereof and backed by the full faith and credit of the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion (based on the most recent financial statements of such bank which are then publicly available). Any interest and other income resulting from such investments shall be paid solely to Parent. Nothing contained herein and no investment losses resulting from investment of the Exchange Fund shall diminish the rights of any holder of Certificates to receive the Merger Consideration as provided herein.

(g) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond or surety in such reasonable amount as Parent may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall deliver in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration with respect thereto.

(h) Withholding Rights. Parent, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from any amounts payable pursuant to this Agreement to any Person, as Parent, the Surviving Corporation or the Paying Agent are required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld and paid over to the appropriate taxing authority by Parent, the Surviving Corporation or the Paying Agent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made by Parent, the Surviving Corporation or the Paying Agent.

Section 2.03. Company Stock Options. As promptly as reasonably practicable following the date of this Agreement, the Board of Directors of the Company (the “Company Board”) (or, if appropriate, any committee thereof) shall adopt such resolutions or take such other actions as it may deem necessary to provide that, at the Effective Time, each unexercised Company Stock Option that is outstanding immediately prior to the Effective Time shall be canceled, with the holder of each such Company Stock Option becoming entitled to receive an amount in cash (the “Option Amount”) equal to (i) the excess, if any, of (A) the Merger Consideration over (B) the exercise price per share of Company Common Stock subject to such Company Stock Option, multiplied by (ii) the number of shares of Company Common Stock subject to such Company Stock Option. In the event that the exercise price per share of Company Common Stock subject to such Company Stock Option is equal to or greater than the Merger Consideration, such Company Stock Option shall be cancelled and have no further force or effect. Each holder of a Company Stock Option shall receive from the Surviving Corporation and shall be paid as promptly as reasonably practicable following the Effective Time, without interest, the Option Amount, net of any required withholding of Tax or proof of eligibility for exemption therefrom.

ARTICLE III

Representations and Warranties

Section 3.01. Representations and Warranties of the Company. Except as disclosed (i) in any SEC Document filed with the SEC from and after August 31, 2005 through the date hereof (a “Filed SEC Document”) (but only to the extent (x) such disclosure does not constitute forward-looking or cautionary disclosures set forth in a “risk factor” section or a “forward-looking statement” under the heading “Forward-Looking Statements” in any of such Filed SEC Documents and (y) the applicability of such disclosure to a section or subsection of these representations and warranties is reasonably apparent) or (ii) as set forth in the disclosure letter delivered by the Company to Parent on or prior to the date of this Agreement (the “Company Disclosure Letter”) (it being understood that any information set forth in one section or subsection of the Company Disclosure Letter shall be deemed to apply to each other section or subsection of this Agreement to the extent that it is reasonably apparent that such information is relevant to such other section or subsection), the Company represents and warrants to Parent and Sub as follows:

(a) Organization, Standing and Corporate Power. The Company and each of its Subsidiaries is duly organized and validly existing under the Laws of its jurisdiction of organization and has all requisite corporate or similar power and authority to carry on its business as presently conducted, except where the failure to have such power or authority, individually or in the aggregate, would not have a Material Adverse Effect. Each of the Company and its Subsidiaries is duly qualified or licensed to do business and, with respect to jurisdictions in which such concept is recognized, is in good standing in each jurisdiction where the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified, licensed or in good standing, individually or in the aggregate, would not have a Material Adverse Effect. The Company has made available to Parent prior to the execution of this Agreement a complete and correct copy of the Company Articles, the Restated By-laws of the Company and any amendments thereto (the “Company By-laws”) and the comparable organizational documents of each of its Subsidiaries, in each case as in effect on the date of this Agreement.

(b) Subsidiaries. Section 3.01(b) of the Company Disclosure Letter lists each Subsidiary of the Company and, for each such Subsidiary, its jurisdiction of organization. All the outstanding shares of capital stock of, or other equity interests in, each Subsidiary of the Company have been validly issued and are fully paid and nonassessable and are owned, directly or indirectly, by the Company free and clear of all pledges, liens, charges, mortgages, encumbrances or security interests of any kind or nature whatsoever (collectively, “Liens”), other than Permitted Liens. Except for the capital stock of, or voting securities or equity interests in, its Subsidiaries, the Company does not own, directly or indirectly, any capital stock of, or voting securities or equity interests in, any corporation, partnership, joint venture, association or other entity.

(c) Capital Structure. The authorized capital stock of the Company consists of 100,000,000 shares of Company Common Stock and 5,000,000 shares of preferred stock, par value $0.01 per share (the “Company Preferred Stock” and, together with the Company Common Stock, the “Company Capital Stock”). At the close of business on July 2, 2007 (i) 45,276,650 shares of Company Common Stock were issued and outstanding, (ii) 7,680,976 shares of Company Common Stock were held by the Company as treasury shares, (iii) 14,000,000 shares of Company Common Stock were reserved and available for issuance pursuant to the Company’s 1999 Stock Incentive Plan, as amended (the “1999 Stock Option Plan”), and 500,000 shares of Company Common Stock were reserved and available for issuance pursuant to the Company’s 2006 Directors Stock Incentive Plan (together with the 1999 Stock Option Plan, the “Company Stock Option Plans”), of which an aggregate of 2,797,092 shares of Company Common Stock were subject to outstanding options to acquire shares of Company Common Stock from the Company (the “Company Stock Options”) and (iv) no shares of Company Preferred Stock were issued or outstanding or held by the Company as treasury shares. The Company has made available to Parent a list of each Company Stock Option issued as of July 2, 2007, the number of shares of Company Common Stock issuable thereunder, the expiration date and the exercise price thereof. Except as set forth above, at the close of business on July 2,? 2007, no shares of Company Common Stock or other capital stock or other voting securities of the Company were issued, reserved for issuance or outstanding. Since the close of business on July 2, 2007 through the date of this Agreement, other than in connection with the issuance of Company Common Stock pursuant to the exercise of Company Stock Options outstanding as of July 2,? 2007 as set forth on Section 3.01(c) of the Company Disclosure Letter, no shares of Company Common Stock or other capital stock or voting securities of the Company were issued and there has been no change in the number of outstanding Company Stock Options. All outstanding shares of Company Capital Stock are, and all such shares that may be issued prior to the Effective Time will be when issued, duly authorized, validly issued, fully paid and nonassessable, and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the PBCL, the Company Articles, the Company By-laws or any Contract to which the Company is a party or otherwise bound. Except for any obligations under any Company Stock Plan or as otherwise set forth above, as of the date of this Agreement, there are no options, warrants, calls, rights, convertible or exchangeable securities, stock-based performance units, or Contracts to which the Company or any of its Subsidiaries is a party or by which any of them is bound (i) obligating the Company or any such Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity interests in, or any security convertible or exchangeable for any capital stock of or other equity interest in, the Company or of any of its Subsidiaries or (ii) obligating the Company or any such Subsidiary to issue, grant or enter into any such option, warrant, call, right, convertible or exchangeable security, stock-based performance unit or Contract. Except as set forth above, there are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of the Company or any such Subsidiary. As of the date of the most recent financial statements included in the Company’s SEC Documents, the only principal amount of outstanding Indebtedness of the Company and its Subsidiaries or principal amount of outstanding Indebtedness of any other Person that is guaranteed by the Company or any of its Subsidiaries (excluding any (x) intercompany amounts, (y) undrawn letters of credit and (z) a principal amount of outstanding Indebtedness not in excess of $5,000,000 in the aggregate) is $62.0 million under the Company’s Loan Agreement, dated as of April 12, 2001, as amended, with First Union National Bank, N.A., as administrative agent, and certain lenders named therein.

(d) Authority; Noncontravention. The Company has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated by this Agreement, subject only to, in the case of the Merger, the receipt of the Shareholder Approval. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action and proceedings on the part of the Company, subject, in the case of the Merger, to receipt of the Shareholder Approval). This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by each of the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, reorganization, moratorium and other Laws of general applicability relating to or affecting creditors’ rights and to general equity principles. The Company Board, at a meeting duly called and held, duly adopted resolutions (i) approving this Agreement, the Merger and the other transactions contemplated by this Agreement, (ii) directing that the adoption of this Agreement be submitted to a vote at a meeting of the shareholders of the Company and (iii) recommending that the shareholders of the Company adopt this Agreement, which resolutions have not been heretofore rescinded, modified or withdrawn in any way except as permitted under Section 4.02(b). The execution and delivery by the Company of this Agreement do not, and the consummation of the Merger and the other transactions contemplated by this Agreement and compliance with the provisions of this Agreement will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of the Company or any of its Subsidiaries under, any provision of (i) the Company Articles, the Company By-laws or the comparable organizational documents of any of its Subsidiaries or (ii) subject to the filings and other matters referred to in the following sentence, (A) any contract, lease, indenture, note, bond or other agreement that is in full force and effect (a “Contract”) to which the Company or any of its Subsidiaries is a party or by which any of their respective properties or assets are bound or (B) assuming the consents, approvals and authorizations referred to below are duly and timely made or obtained, any statute, law, ordinance, rule or regulation of any Governmental Entity (“Law”) or any judgment, order or decree of any Governmental Entity (“Judgment”), in each case binding on the Company or any of its Subsidiaries or their respective properties or assets, other than, in the case of clause (ii) above, any such conflicts, violations, defaults, rights, losses or Liens that, individually or in the aggregate, would not have a Material Adverse Effect. No consent, approval, order or authorization of, or registration, declaration or filing with, or notice to, any federal, state, local or foreign government, any court, any administrative, regulatory (including any stock exchange) or other governmental agency, commission or authority (each, a “Governmental Entity”) is required to be obtained or made by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the Merger or the other transactions contemplated by this Agreement, except for (i) the filing of a premerger notification and report form by the Company under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the filings and receipt, termination or expiration, as applicable, of such other approvals or waiting periods as may be required under any other applicable competition, merger control, antitrust or similar Law, (ii) the filing with the Securities and Exchange Commission (the “SEC”) of (A) a proxy statement relating to the approval by the shareholders of the Company of this Agreement (as amended or supplemented from time to time, the “Proxy Statement”) and (B) such reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as may be required in connection with this Agreement and the transactions contemplated by this Agreement, (iii) the filing of the Articles of Merger with the Department of State of the Commonwealth of Pennsylvania and appropriate documents with the relevant authorities of other jurisdictions in which the Company or any of its Subsidiaries is qualified to do business, (iv) any filings required under the rules and regulations of the NASDAQ National Market and (v) such other consents, approvals, orders, authorizations, registrations, declarations, filings and notices the failure of which to be obtained or made, individually or in the aggregate, would not have a Material Adverse Effect.

(e) SEC Documents. (i) The Company has timely filed all reports, schedules, forms, statements and other documents with the SEC required to be filed by the Company since August 31, 2005 (the “SEC Documents”). As of their respective filing dates, the SEC Documents complied as to form in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act, as the case may be, and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and the rules and regulations promulgated thereunder applicable to such SEC Documents, in each case as in effect at such time, and none of the SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements (including the notes thereto) of the Company included in the SEC Documents when filed complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, have been prepared in all material respects in accordance with generally accepted accounting principles (“GAAP”) (except, in the case of unaudited quarterly statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited quarterly statements, to normal year-end adjustments). Except as set forth in the financial statements (including the notes thereto) included in the Filed SEC Documents, neither the Company nor any of its Subsidiaries has any liabilities that would be required under GAAP, as in effect on the date of this Agreement, to be reflected on a consolidated balance sheet of the Company (including the notes thereto), except liabilities and obligations that (A) were incurred since the date of the most recent audited balance sheet included in such financial statements in the ordinary course of business, (B) are incurred in connection with the transactions contemplated by this Agreement or (C) individually or in the aggregate, would not have a Material Adverse Effect. The Company has made available to Parent true and complete copies of all material correspondence between the SEC, on the one hand, and the Company and any of its Subsidiaries, on the other hand, occurring since August 31, 2006 and prior to the date hereof. As of the date hereof, there are no material outstanding or unresolved comments in a comment letter received from the SEC staff with respect to any SEC Document.

(ii) The Company has made all certifications and statements required by Sections 302 and 906 of the Sarbanes-Oxley Act with respect to the Company’s filings pursuant to the Exchange Act. The Company has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 promulgated under the Exchange Act) that are reasonably designed to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents.

(f) Information Supplied. None of the information supplied or to be supplied by, or on behalf of, the Company for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to the shareholders of the Company and at the time of the Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by, or on behalf of, shareholders of the Company, Parent or Sub for inclusion or incorporation by reference in the Proxy Statement. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC promulgated thereunder.

(g) Absence of Certain Changes or Events. From the date of the most recent financial statements included in the Filed SEC Documents to the date of this Agreement, the Company and its Subsidiaries have conducted their business only in the ordinary course consistent with past practice, and during such period there has not been:

(i) any change, effect, event or occurrence or state of facts that, individually or in the aggregate, has had, or would reasonably be expected to have, any Material Adverse Effect;

(ii) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any capital stock of the Company or any of its Subsidiaries, except for regular quarterly cash dividends on Company Common Stock;

(iii) any split, combination or reclassification of any capital stock of the Company or any issuance or the authorization of any issuance of any other securities in substitution for shares of capital stock of the Company;

(iv) (A) any granting by the Company or any of its Subsidiaries to any current or former director, officer or employee of the Company or any of its Subsidiaries of any material increase in compensation, except for increases in the ordinary course of business consistent with past practice or increases required under any Company Benefit Plan or Company Benefit Agreement, (B) any granting to any current or former director, officer or employee of the Company or its Subsidiaries of the right to receive any material severance or termination pay not provided for under any Company Benefit Plan or Company Benefit Agreement except as required to comply with applicable Law or (C) any entry by the Company or any of its Subsidiaries into, or any amendments of any Company Benefit Agreements and (D) the removal or modification of any restrictions in any Company Benefit Agreement or Company Benefit Plan or awards made thereunder, except as required to comply with applicable Law or any Company Benefit Agreement or Company Benefit Plan in effect as of the date hereof;

(v) any material change in accounting methods, principles or practices by the Company or any of its Subsidiaries materially affecting the consolidated assets, liabilities or results of operations of the Company, except insofar (A) as may have been required by a change in GAAP, (B) as may be required by a change in Law or (C) as required by a Governmental Entity or quasi-governmental entity (including the Financial Accounting Standards Board or any similar organization); or

(vi) other than in the ordinary course of business, any material election with respect to Taxes by the Company or any of its Subsidiaries.

(h) Litigation. As of the date of this Agreement, there is no suit, action, claim, hearing, arbitration, mediation, or, to the Knowledge of the Company, investigation (whether civil, criminal, administrative or otherwise) (collectively, “Actions”) or proceeding pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or, to the Knowledge of the Company, any of the executive officers or directors of the Company in connection with his or her status as an executive officer or director of the Company that, individually or in the aggregate, would have a Material Adverse Effect, nor is there any unsatisfied Judgment outstanding against the Company or any of its Subsidiaries that, individually or in the aggregate, would have a Material Adverse Effect.

(i) Contracts. (i) Except for this Agreement and Contracts filed as exhibits to the Filed SEC Documents, Section 3.01(i) of the Company Disclosure Letter sets forth a complete and correct list, as of the date of this Agreement, and the Company has made available to Parent complete and correct copies (including by filing with the SEC), of:

(A) each Contract that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(B) each Contract to which the Company or any of its Subsidiaries is a party that restricts the ability of the Company or any of its Subsidiaries to compete in any business or with any Person in any geographical area (other than any such restriction under any Real Property Lease) in a manner that is material to the Company and its Subsidiaries, taken as a whole;

(C) each loan and credit agreement, note, debenture, bond, indenture and other similar Contract pursuant to which any Indebtedness of the Company or any of its Subsidiaries, in each case in excess of $5,000,000 is outstanding or may be incurred, other than any such Contract between or among any of the Company or any of its Subsidiaries;

(D) each Contract to which the Company or any of its Subsidiaries is a party that by its terms calls for aggregate payments to or by the Company or any of its Subsidiaries of more than $2,000,000, except for (1) Real Property Leases or (2) any such Contract that may be canceled, without any penalty or other liability to the Company or any of its Subsidiaries in excess of $250,000, within one year;

(E) each Contract entered into within five years of the date of this Agreement, to which the Company or any of its Subsidiaries is a party for the acquisition or disposition by the Company or any of its Subsidiaries of properties or assets for, in each case, aggregate consideration of more than $5,000,000 except for acquisitions and dispositions of properties and assets in the ordinary course of business (including acquisitions and dispositions of inventory);

(F) each Contract to which the Company or any of its Subsidiaries is a party constituting a joint venture, partnership, limited liability or other similar agreement (excluding licensing Contracts) relating to the formation, creation, operation, management or control of any partnership or joint venture that is material to the business of the Company and its Subsidiaries, taken as a whole; and

(G) any Contract with respect to the employment of any director or executive officer of the Company;

Each such Contract described in clauses (A) through (G) is referred to herein as a “Material Contract”.

(ii) Each of the Material Contracts is valid and binding on the Company or the Subsidiary of the Company party thereto and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect that, individually or in the aggregate, would not have a Material Adverse Effect. None of the Company or any Subsidiary of the Company has received written notice of default under any Material Contract by the Company or any of its Subsidiaries and, to the Knowledge of the Company, there is no default by any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or any of its Subsidiaries or, to the Knowledge of the Company, by any other party thereto, in each case except as, individually or in the aggregate, would not have a Material Adverse Effect.

(j) Compliance with Laws; Regulations. (i) Each of the Company and its Subsidiaries is in compliance with all Laws applicable to its business or operations (including the Federal Food, Drug, and Cosmetics Act of 1938, as amended and applicable regulations promulgated thereunder by the United States Food and Drug Administration (the “FDA”), the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)), Stark Law (42 U.S.C. §1395nn), False Claims Act (31 U.S.C. §3729 et seq.) and the Foreign Corrupt Practices Act of 1977 (15 U.S.C. §§ 78dd-1 et seq.) except for instances of possible noncompliance that, individually or in the aggregate, would not have a Material Adverse Effect. Each of the Company and its Subsidiaries has in effect all approvals, authorizations, certificates, franchises, licenses, permits and consents of Governmental Entities (collectively, “Permits”) necessary for it to conduct its business as presently conducted, and all such Permits are in full force and effect, except for such Permits the absence of which, or the failure of which to be in full force and effect, individually or in the aggregate, would not have a Material Adverse Effect. Neither the Company nor any of its Subsidiaries is currently excluded from participation, or is otherwise ineligible to participate, in a “federal health care program” as defined in 42 U.S.C. §1320a-7b(f) or since August 31, 2006 has been convicted of a criminal offense related to health care. Since August 31, 2006, there has occurred no default under, or violation of, any Permit, except for any such default or violation that individually or in the aggregate would not reasonably be expected to have a Material Adverse Effect. The consummation of the Merger, in and of itself, would not cause the revocation, modification or cancellation of any such Permit that individually or in the aggregate would reasonably be expected to have a Material Adverse Effect. This Section 3.01(j)(i) does not relate to matters relating to the Sarbanes-Oxley Act, which are the subject of Section 3.01(e)(ii), environmental matters, which are the subject of Section 3.01(k), employee benefit matters, which are the subject of Section 3.01(m), and Taxes, which are the subject of Section 3.01(n).

(ii) To the Knowledge of the Company (which, for purposes of this Section 3.01(j)(ii), shall include the actual Knowledge of the individuals listed on Section 3.01(j)(ii) of the Company Disclosure Letter), neither the Company nor any of its Subsidiaries is subject to any enforcement action by the FDA or any other Governmental Entity which has jurisdiction over the operations of the Company and its Subsidiaries except where such action would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. All material reports, documents, claims and notices required to be filed, maintained, or furnished to the FDA or any Governmental Entity by the Company and its Subsidiaries have been so filed, maintained or furnished. All such reports, documents, claims, and notices were complete and correct in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing) such that no liability exists with respect to such filing.

(iii) Neither the Company nor any of its Subsidiaries has received any FDA Form 483s, notice of adverse findings, Warning Letters, untitled letters or other correspondence or notices from the FDA, or other Governmental Entity alleging or asserting noncompliance with any applicable Laws or Permit.

(iv) All studies, tests, preclinical and clinical trials being conducted by the Company or any of its Subsidiaries are being conducted in material compliance with experimental protocols, procedures and controls pursuant to accepted professional scientific standards and applicable Law.

(v) Since August 31, 2004, the Company and its Subsidiaries have not, either voluntarily or involuntarily, initiated, conducted, or issued, or caused to be initiated, conducted or issued, any material recall, market withdrawal or replacement, safety alert, warning, “dear doctor” letter, investigator notice or other notice or action relating to an alleged lack of safety or efficacy of any product or product candidate, and, since August 31, 2004, to the Knowledge of the Company (which, for purposes of this Section 3.01(j)(v), shall include the actual Knowledge of the individuals listed on Section 3.01(j)(v) of the Company Disclosure Letter) there has been no manufacturing or design defect arising from the manufacturing of products by the Company or any of its Subsidiaries which would be reasonably likely to result in any of the foregoing and that, individually or in the aggregate, would be reasonably expected to have a Material Adverse Effect. The Company and its Subsidiaries are not aware of any facts which are reasonably likely to cause (1) the recall, market withdrawal or replacement of any product sold or intended to be sold by the Company or its Subsidiaries; (2) a change in the marketing classification or a material change in labeling of any such products; or (3) a termination or suspension of marketing of any such products.

(k) Environmental Matters. Except for those matters that, individually or in the aggregate, would not have a Material Adverse Effect: (A) each of the Company and its Subsidiaries is in compliance with all applicable Environmental Laws, and neither the Company nor any of its Subsidiaries has received any written communication alleging that the Company is in violation of, or has any liability under, any Environmental Law which is pending and unresolved; (B) each of the Company and its Subsidiaries validly possesses and is in compliance with all Permits required under Environmental Laws to conduct its business as presently conducted, and all such Permits are valid and in good standing; (C) there are no Environmental Claims pending or, to the Knowledge of the Company, overly threatened against the Company or any of its Subsidiaries; (D) during the period of ownership or operation by the Company or any of its Subsidiaries of any of its currently or formerly owned, leased or operated properties or facilities, there have been no Releases of Hazardous Materials on or from such properties or facilities which would reasonably be expected to subject the Company or any of its Subsidiaries to any liability under any Environmental Law or require any expenditure by the Company or any of its Subsidiaries to remediate such Releases of Hazardous Materials pursuant to Environmental Law; and (E) neither the Company nor any Subsidiary has received any unresolved written request for information, demand or notification that any of them is or may be potentially responsible for the investigation or cleanup of a Release of Hazardous Materials in connection with its business. The representation and warranties contained in this Section 3.01(k) shall be the exclusive representation and warranties with respect to environmental matters.

The term “Environmental Claims” means any administrative or judicial actions, suits, orders, claims, proceedings or written notices of noncompliance by or from any Person alleging liability arising out of the Release of any Hazardous Material or the failure to comply with any Environmental Law. The term “Environmental Law” means any Law relating to pollution, the environment or natural resources. The term “Hazardous Materials” means (1) petroleum and petroleum by-products, asbestos and asbestos-containing materials, radioactive materials, medical or infectious wastes, or polychlorinated biphenyls and (2) any hazardous or toxic, material, substance or waste that is prohibited, limited or regulated by applicable Environmental Law. The term “Release” means any release, spill, emission, leaking, pumping, emitting, discharging, injecting, escaping, leaching, dumping, disposing or migrating into or through the environment.

(l) Absence of Changes in Company Benefit Plans and Company Benefit Agreements. Each bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, “phantom” stock, retirement, vacation, severance, disability, death benefit, hospitalization, medical or other employee benefits plan or arrangement, in each case maintained or contributed to, or required to be maintained or contributed to, by the Company or any of its ERISA Affiliates (as hereinafter defined) for the benefit of any current or former employee, officer or director of the Company or any of its ERISA Affiliates, other than (a) any “multiemployer plan” (within the meaning of Section 3(37) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Multiemployer Plan”)) or (b) any plan, arrangement or policy mandated by applicable Law, is herein referred to as a “Company Benefit Plan”. Each material employment, consulting, indemnification, severance or termination agreement or arrangement between the Company or any of its Subsidiaries and any current or former employee, officer or director of the Company or any of its Subsidiaries, other than any agreement or arrangement mandated by applicable Law, is herein referred to as a “Company Benefit Agreement”. Except in the ordinary course of business, from the date of the most recent financial statements of the Company included in the Filed SEC Documents to the date of this Agreement, there has not been any adoption, entry into or material amendment by the Company or any of its Subsidiaries of any Company Benefit Plan or Company Benefit Agreement.

(m) ERISA Compliance; Section 280G. (i) Section 3.01(m) of the Company Disclosure Letter contains a complete and correct list, as of the date of this Agreement, of each material Company Benefit Plan, including any Company Benefit Plan that is an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) (a “Company Pension Plan”), and each Company Benefit Agreement. Each Company Benefit Plan has been administered in compliance with applicable Law and with its terms, other than instances of noncompliance that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. The Company has made available to Parent complete and correct copies of (A) each material Company Benefit Plan and each Company Benefit Agreement, including, to the extent applicable, any related trust agreement or other funding instrument, other than any Company Benefit Plan or Company Benefit Agreement that the Company or any of its Subsidiaries is prohibited from making available either by Contract or by applicable Law, (B) the two (2) most recent annual reports on Form 5500 filed with the Internal Revenue Service with respect to each material Company Benefit Plan (if any such report was required by applicable Law), (C) the most recent summary plan description for each material Company Benefit Plan for which a summary plan description is required by applicable Law and (D) the most recent actuarial report and audited financial statements for each Company Benefit Plan, as applicable, and the most recent determination letter for each Company Pension Plan.

(ii) All Company Pension Plans that are intended to be qualified for United States Federal Income Tax purposes have received determination letters from the Internal Revenue Service to the effect that such Company Pension Plans are so qualified and exempt from United States Federal Income Taxes under Sections 401(a) and 501(a), respectively, of the Code, and no such determination letter has been revoked and, to the Knowledge of the Company, nothing has occurred, whether by action or inaction, that would reasonably be expected to cause the loss of such qualification.

(iii) None of the Company Benefit Plans is subject to Section 302 or Title IV of ERISA or Section 412 of the Code. None of the Company, any of its Subsidiaries or any other Person or entity under common control with the Company within the meaning of Section 414(b), (c), (m) or (o) of the Code has (i) at any time during the last six years, contributed to or been obligated to contribute to any Multiemployer Plan or multiple employer plan or (ii) incurred any withdrawal liability (as defined in Part I of Subtitle E of Title IV of ERISA) that has not been satisfied in full. Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect, the Company and its Subsidiaries have not incurred any liability under Title IV of ERISA.

(iv) Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect, none of the Company, any of its ERISA Affiliates or any officer of the Company or any such ERISA Affiliate has engaged in a “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) that could subject the Company or any of its Subsidiaries to the Tax or penalty on prohibited transactions imposed by such Section 4975 of the Code or to any liability under applicable Law. With respect to each Company Pension Plan, no “reportable event” (as such term is defined in Section 4043 of ERISA) or no “accumulated funding deficiency” (as such term is defined in Section 412(a) of the Code) as of the date of the most recent actuarial report for such Company Pension Plan has occurred, which in either such case would be reasonably expected to result in a Material Adverse Effect.

(v) No Company Benefit Plan provides health benefits (whether or not insured) with respect to employees or former employees (or any of his or her beneficiaries) of the Company or any of its Subsidiaries after retirement or other termination of service (other than coverage or benefits (i) required to be provided under Part 6 of Title I of ERISA or any other similar applicable Law or (ii) the full cost of which is borne by the employee or former employee (or any of their beneficiaries)).

(vi) None of the execution and delivery of this Agreement, the obtaining of the Shareholder Approval or the consummation of the Merger or any other transaction contemplated by this Agreement (alone or in conjunction with any other event, including as a result of any termination of employment on or following the Effective Time) will (A) entitle any Company Personnel to severance or termination pay exceeding $50,000 per individual or $1 million in the aggregate, (B) accelerate the time of payment or vesting, or trigger any payment or funding (through a grantor trust or otherwise) of, compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any Company Benefit Plan, (C) limit, or restrict the right to terminate, any Company Benefit Plan or Company Benefit Agreement, or (D) result in any payments that would not be deductible under Code Section 280G.

(vii) Each Company Benefit Plan and Company Benefit Agreement covering employees located outside of the United States (a Foreign Plan or Foreign Agreement) has been established, maintained and administered in material compliance with its terms and applicable Laws.

(n) Taxes. (i) Except as would not have a Material Adverse Effect: (A) Each of the Company and its Subsidiaries has filed, or has caused to be filed, all material Tax Returns required to be filed by it, and all such returns are complete and accurate in all material respects. Each of the Company and its Subsidiaries has either timely paid, or timely caused to be paid in full, all Taxes due and payable, or, where payment is not yet due, has made adequate provision for all Taxes in the most recent financial statements in accordance with GAAP.

(B) No material deficiencies, audit examinations, refund litigation, proposed adjustments or matters in controversy with respect to Taxes (other than Taxes that are not yet due and payable or for Taxes being contested in good faith through appropriate proceedings and that have been adequately provided for in accordance with GAAP) have been proposed, asserted or assessed in writing against the Company or any of its Subsidiaries which have not been settled and paid. All assessments for material Taxes due and owing by the Company or any of its Subsidiaries with respect to completed and settled examinations or concluded litigation have been paid in full. There is no currently effective agreement or other document with respect to the Company or any of its Subsidiaries extending, or having the effect of extending, the period of assessment or collection of any material Taxes.

(C) Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for Tax-free treatment under Section 355 of the Code (A) in the two years prior to the date of this Agreement or (B) which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Merger.

(D) The Company and its Subsidiaries have complied in all material respects with all applicable Laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 3121 and 3402 of the Code and similar provisions under any United States Federal, state, local or foreign Laws) and have, within the time and the manner prescribed by Law, withheld from and paid over to the proper Governmental Entities all material Taxes required to be so withheld and paid over under applicable Laws.

(E) Neither the Company nor any of its Subsidiaries (x) is or has ever been a member of an affiliated group (other than a group the common parent of which is the Company or a Subsidiary) filing a consolidated federal income Tax Return or (y) has any liability for Taxes of any person (other than a group the common parent of which is the Company or a Subsidiary) arising from the application of Treasury Regulation section 1.1502-6 or any analogous provision of state, local or foreign law, or as a transferee or successor, by contract, or otherwise.

(F) Neither the Company nor any of its Subsidiaries is a party to, is bound by or has any obligation under any Tax sharing or Tax indemnity agreement or similar contract or arrangement. No closing agreement pursuant to section 7121 of the Code (or any similar provision of state, local or foreign law) has been entered into by or with respect to the Company or any of its Subsidiaries.

(G) Neither the Company nor any of its Subsidiaries has agreed or is required to make any adjustments pursuant to Section 481(a) of the Code or any similar provision of state, local or foreign law by reason of a change in accounting method initiated by it or any other relevant party and neither the Company nor any of its Subsidiaries has any knowledge that the Internal Revenue Service has proposed any such adjustment or change in accounting method, nor has any application pending with any Governmental Authority requesting permission for any changes in accounting methods that relate to the business or assets of the Company or any of its Subsidiaries.

(ii) The term “Tax” means all income, profits, capital gains, goods and services, branch, payroll, unemployment, customs, duties, premium, compensation, windfall profits, franchise, gross receipts, capital, net worth, sales, use, withholding, turnover, value added, ad valorem, registration, general business, employment, social security, disability, occupation, real property, personal property (tangible and intangible), stamp, transfer (including real property transfer or gains), conveyance, severance, production, excise, escheat and other similar taxes, withholdings, duties, levies, imposts, license and registration fees and other similar charges and assessments (including any and all fines, penalties and additions attributable to or otherwise imposed on or with respect to any such taxes, charges, fees, levies, custom duties or other assessments, and interest thereon) imposed by or on behalf of any Governmental Entity. The term “Tax Return” means any return, statement, report, form, filing, customs entry, customs reconciliation and any other entry or reconciliation, including in each case any amendments, schedules or attachments thereto, required to be filed with any Governmental Entity or with respect to Taxes of the Company or its Subsidiaries.

(o) Title to Properties. (i) Except as, individually or in the aggregate, would not have a Material Adverse Effect, each of the Company and its Subsidiaries has good title to, or valid leasehold interests in, all of its real property and personal property except for such as are no longer used or useful in the conduct of its business or as have been disposed of in the ordinary course of business. All such real property and personal property are free and clear of all Liens, except for (A) mechanics’, carriers’, workmen’s, repairmen’s, warehousemen’s or other like Liens arising or incurred in the ordinary course of business relating to obligations that are not delinquent or that are being contested in good faith by the Company or any of its Subsidiaries, (B) Liens for Taxes, assessments and other governmental charges that are not yet due and payable or that are being contested in good faith through appropriate proceedings that have been adequately provided for if required in accordance with GAAP, (C) easements, covenants, rights-of-way and other encumbrances or restrictions and other imperfections in title that, individually or in the aggregate, would not reasonably be expected to impair the continued use and operation of the assets to which they relate as currently conducted, (D) zoning, building and other similar codes and regulations, (E) Liens that have been placed by any developer, landlord or other third party on any real property in which the Company or any of its Subsidiaries has a leasehold interest and subordination or similar agreements relating thereto, (F) any conditions that may be shown by a current, accurate survey or physical inspection of any real property and (G) Liens that, individually or in the aggregate, would not have a Material Adverse Effect (collectively, “Permitted Liens”).

(ii) Section 3.01(o)(ii)(A) of the Company Disclosure Letter contains a list of all material real property owned by the Company or any Subsidiary of the Company, and Section 3.01(o)(ii)(B) of the Company Disclosure Letter contains a list of all material real property leased or subleased by the Company or any Subsidiary of the Company. Each of the leases or subleases of the real property set forth in Section 3.01(o)(ii)(B) of the Company Disclosure Letter (each a “Real Property Lease”) is in full force and effect, except for such failures to be in full force and effect that, individually or in the aggregate, would not have a Material Adverse Effect. None of the Company or any Subsidiary of the Company has received written notice of default under any Real Property Lease by the Company or any of its Subsidiaries and, to the Knowledge of the Company, there is no default by any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both, would constitute a default thereunder by the Company or any of its Subsidiaries or, to the Knowledge of the Company, by any other party, in each case except as, individually or in the aggregate, would not have a Material Adverse Effect.

(p) Intellectual Property. Except as, individually or in the aggregate, would not have a Material Adverse Effect, the Company or a Subsidiary of the Company owns, or is licensed or otherwise has the right to use the patents, trademarks, trade names, service marks, copyrights and trade secrets (collectively, “Intellectual Property Rights”) used in the conduct of the Company’s and its Subsidiaries’ business as currently conducted. No written Actions are pending or, to the Knowledge of the Company, threatened that the Company or any of its Subsidiaries is infringing the rights of any Person with regard to any Intellectual Property Right, which Actions, individually or in the aggregate, would have a Material Adverse Effect. All patents, registrations and applications for Intellectual Property Rights owned by the Company or any of its Subsidiaries and used in the operation of their businesses as currently conducted is subsisting and unexpired, has not been abandoned or cancelled, and to the Knowledge of the Company, is valid and enforceable, and the Company and its Subsidiaries take all reasonable actions to protect their Intellectual Property Rights (including trade secrets and confidential information) used in the operation of their business as currently conducted, except, in each case as, would not, individually or in the aggregate, have a Material Adverse Effect. To the Knowledge of the Company as of the date of this Agreement, no Person is infringing the rights of the Company or any of its Subsidiaries with respect to any Intellectual Property Right owned by the Company or its Subsidiaries, in a manner which, individually or in the aggregate, would have a Material Adverse Effect.

(q) Insurance. The Company and its Subsidiaries own or hold policies of insurance that provide coverage in the amounts and against the risks required to comply with applicable Law. With respect to each material insurance policy owned or held by the Company or any of its Subsidiaries, except as, individually or in the aggregate, would not have a Material Adverse Effect: (i) such policy is valid and binding on the Company or the Subsidiary of the Company party thereto and, to the Knowledge of the Company as of the date of this Agreement, each other party thereto, and, except for any policy that has expired in accordance with its terms, is in full force and effect, (ii) none of the Company or any Subsidiary of the Company has received written notice of default under any such policy by the Company or any of its Subsidiaries and, to the Knowledge of the Company as of the date of this Agreement, there is no default by any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or any of its Subsidiaries or, to the Knowledge of the Company as of the date of this Agreement, by any other party thereto, (iii) to the Knowledge of the Company as of the date of this Agreement, no insurer on the policy has been declared insolvent or placed in receivership, conservatorship or liquidation and (iv) to the Knowledge of the Company as of the date of this Agreement, no notice of cancellation or termination has been received other than in connection with ordinary renewals.

(r) Labor and Employment Matters. Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or other labor union agreement applicable to employees of the Company or any of its Subsidiaries, nor to the Knowledge of the Company as of the date of this Agreement, are there any formal activities or proceedings of any labor union to organize any such employees. Except as, individually or in the aggregate, would not have a Material Adverse Effect, as of the date of this Agreement, there are no unfair labor practice complaints pending or, to the Knowledge of the Company, overtly threatened against the Company or any of its Subsidiaries before the National Labor Relations Board or any other Governmental Entity or any strikes, slowdowns, work stoppages or lockouts pending or, to the Knowledge of the Company, overtly threatened by or with respect to any employees of the Company or any of its Subsidiaries.

(s) Voting Requirements. Assuming the accuracy of the representations and warranties of Parent and Sub set forth in Section 3.02(g), the affirmative vote of a majority of the votes cast by all shareholders of Company Common Stock entitled to vote thereon at the Shareholders’ Meeting or any adjournment or postponement thereof to adopt this Agreement (the “Shareholder Approval”) is the only vote of the holders of any class or series of capital stock of the Company necessary for the Company to adopt this Agreement and approve the transactions contemplated hereby.

(t) State Takeover Statutes. Assuming the accuracy of the representations and warranties of Parent and Sub set forth in Section 3.02(g), the approval by the Company Board of this Agreement, the Merger and the other transactions contemplated by this Agreement represents all the action necessary to render inapplicable to this Agreement, the Merger and the other transactions contemplated by this Agreement, the provisions of Subchapters D (Section 2538), E and F of Chapter 25 of the PBCL to the extent, if any, such Subchapters would otherwise be applicable to this Agreement, the Merger and the other transactions contemplated by this Agreement.

(u) No Dissenters Rights. The Merger will not entitle any holder of Company Common Stock to any “dissenters rights” pursuant to Section 1930 of the PBCL.

(v) Brokers and Other Advisors. No broker, investment banker, financial advisor or other Person, other than Lazard Frères & Co. LLC, the fees and expenses of which will be paid by the Company, is entitled to any broker’s, finder’s or financial advisor’s or other similar fee or commission in connection with the Merger and the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company. The Company has provided to Parent prior to the date hereof a true and complete copy of its engagement letter with Lazard Frères & Co. LLC and there are no amounts payable to Lazard Frères & Co. LLC in connection with Merger and the other transactions contemplated by this Agreement other than as set forth in such engagement letter.

(w) Opinion of Financial Advisor. Lazard Frères & Co. LLC has delivered to the Company Board its written opinion (or oral opinion to be confirmed in writing), dated as of the date of this Agreement, that, as of such date and based upon and subject to the matters set forth therein, the Merger Consideration is fair, from a financial point of view, to the holders of the Company Common Stock, a complete copy of which has been provided to Parent, and, as of the date of this Agreement, such opinion has not been rescinded, repudiated or, except as set forth therein, qualified.

(x) No Other Representations or Warranties. Except for the representations and warranties contained in this Section 3.01, each of Parent and Sub acknowledges that neither the Company nor any Person on behalf of the Company makes, and none of Parent or Subsidiary has relied upon, any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or with respect to any other information provided to Parent or Sub in connection with the transactions contemplated by this Agreement.

Section 3.02. Representations and Warranties of Parent and Sub. Parent and Sub jointly and severally represent and warrant to the Company as follows:

(a) Organization, Standing and Corporate Power. Each of Parent and Sub is duly organized and validly existing under the Laws of its jurisdiction of organization and has all requisite corporate power and authority to carry on its business as presently conducted. Each of Parent and Sub is duly qualified or licensed to do business and is in good standing in each jurisdiction where the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified, licensed or in good standing, individually or in the aggregate, would not have a Parent Material Adverse Effect. Sub was formed solely for the purpose of engaging in the transactions contemplated hereby, has engaged in no other business activities and has conducted its operations only as contemplated hereby.

(b) Authority; Noncontravention. Each of Parent and Sub has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated by this Agreement, including the Merger. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement, including the Merger, have been duly authorized by all necessary corporate action on the part of each of Parent and Sub, and no other corporate proceedings (including any shareholder action) on the part of Parent or Sub are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, including the Merger. This Agreement has been duly executed and delivered by each of Parent and Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Sub, enforceable against each of Parent and Sub in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, reorganization, moratorium and other Laws of general applicability relating to or affecting creditors’ rights and to general equity principles. The execution and delivery of this Agreement do not, and the consummation of the Merger and the other transactions contemplated by this Agreement, including the Financing, and compliance with the provisions of this Agreement will not conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of Parent or Sub under, any provision of (i) the certificate of incorporation or by-laws of Parent or the articles of incorporation or by-laws of Sub or (ii) subject to the filings and other matters referred to in the following sentence, (A) any Contract or Permit to which Parent or Sub is a party or by which any of their respective properties or assets is bound or (B) any Law or Judgment, in each case applicable to Parent or Sub or their respective properties or assets, other than, in the case of clause (ii) above, any such conflicts, violations, defaults, rights, losses or Liens that, individually or in the aggregate, would not have a Parent Material Adverse Effect. No consent, approval, order or authorization of, or registration, declaration or filing with, or notice to, any Governmental Entity is required to be obtained or made by or with respect to Parent or Sub in connection with the execution and delivery of this Agreement by Parent and Sub or the consummation by Parent and Sub of the Merger or the other transactions contemplated by this Agreement except for (i) the filing of a premerger notification and report form by Parent and Sub under the HSR Act and the filings and receipt, termination or expiration, as applicable, of such other approvals or waiting periods as may be required under any other applicable competition, merger control, antitrust or similar Law, (ii) the filing of the Articles of Merger with the Department of State of the Commonwealth of Pennsylvania and appropriate documents with the relevant authorities of other jurisdictions in which Parent or Sub is organized or qualified to do business and (iii) such other consents, approvals, orders, authorizations, registrations, declarations, filings and notices the failure of which to be obtained or made, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

(c) Information Supplied. None of the information supplied or to be supplied by, or on behalf of, Parent or Sub for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to the shareholders of the Company and at the time of the Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading except that no representation or warranty is made by Parent or Sub with respect to statements made or incorporated by reference therein based on information supplied by, or on behalf of, shareholders of the Company or the Company for inclusion or incorporation by reference in the Proxy Statement.

(d) Financial Capability. Parent has cash available or capital commitments in place which together are sufficient to deliver the Merger Consideration on the terms and conditions contained in this Agreement pursuant to the commitment letter of Bank of America, N.A., Banc of America Securities LLC, JPMorgan Chase Bank, N.A. and J.P. Morgan Securities Inc. addressed to Parent and dated as of the date hereof (the “Commitment Letter”). A true and correct copy of the Commitment Letter has been provided to the Company. As of the date of this Agreement, the Commitment Letter is in full force and effect and has not been withdrawn or terminated or otherwise amended or modified in any respect. The Commitment Letter, in the forms so delivered, is a legal, valid and binding obligation of Parent and, to the Knowledge of Parent, the other parties thereto. As of the date of this Agreement, there are no other agreements, side letters or arrangements relating to the Commitment Letter that could affect the availability of the financing provided for therein. Parent has fully paid any and all commitment fees or other fees required by the Commitment Letter to be paid on or before the date of this Agreement. The Commitment Letter contains all of the conditions precedent to the obligations of the parties thereunder to make the financing described therein available to Parent on the terms therein.

(e) Capitalization of Sub; Operations. The authorized share capital of Sub consists of 100 shares of common stock, $0.01 par value per share, all of which are validly issued and outstanding. All of the issued and outstanding share capital of Sub is, and immediately prior to the Effective Time will be, owned by Parent. Sub has not conducted any business prior to the date of this Agreement and Sub has no, and prior to the Effective Time will not have, assets, liabilities or obligations of any nature other than those incident to their formation and pursuant to or in connection with this Agreement and the Merger and the other transactions contemplated by this Agreement.

(f) Brokers and Other Advisors. No broker, investment banker, financial advisor or other Person, other than Banc of America Securities LLC, the fees and expenses of which will be paid by the Parent or Sub, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger and the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Parent or Sub.

(g) PBCL Section 2538. Other than by reason of this Agreement or the transactions contemplated hereby, neither Parent nor Sub is an “interested shareholder” (as defined in Section 2538 of the PBCL) of the Company.

(h) Ownership of Company Common Stock. Neither Parent nor Sub beneficially owns (within the meaning of Section 13 of the Exchange Act and the rules and regulations promulgated thereunder), or will prior to the Closing Date beneficially own, any shares of Company Common Stock, or is, or will prior to the Closing Date become, a party to any Contract, arrangement or understanding (other than this Agreement) for the purpose of acquiring, holding, voting or disposing of any shares of Company Common Stock.

(i) Litigation. There is no suit, action or proceeding pending or, to the Knowledge of Parent, threatened against Parent or any of its Affiliates that, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect, nor is there any Judgment outstanding against Parent or any of its Affiliates that, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect.

(j) No Other Representations or Warranties. Except for the representations and warranties contained in this Section 3.02, the Company acknowledges that none of Parent, Sub or any other Person on behalf of Parent or Sub makes, and the Company is not relying upon, any other express or implied representation or warranty with respect to Parent or Sub or with respect to any other information provided to the Company in connection with the transactions contemplated by this Agreement.

ARTICLE IV

Covenants Relating to Conduct of Business

Section 4.01. Conduct of Business.

(a) Except as set forth in Section 4.01 of the Company Disclosure Letter, contemplated or permitted by this Agreement, required by Law or consented to in writing by Parent (such consent not to be unreasonably withheld, conditioned or delayed), during the period from the date of this Agreement to the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, carry on its business in the ordinary course consistent with the past practice and, to the extent consistent therewith, use reasonable best efforts to preserve substantially intact its current business organization, to keep available the services of its current officers and employees and to preserve its relationships with material customers, suppliers, licensors, licensees, distributors, wholesalers, lessors and others having business dealings with it.

(b) Except as set forth in Section 4.01 of the Company Disclosure Letter, contemplated or permitted by this Agreement, required by Law or consented to in writing by Parent (such consent not to be unreasonably withheld, conditioned or delayed), during the period from the date of this Agreement to the Effective Time, the Company shall not, and shall not permit any of its Subsidiaries to:

(i) (A) declare, set aside, or pay any dividends on, or make any other distributions (whether in cash, stock or property) with respect to, any of its capital stock, other than regular quarterly cash dividends on Company Common Stock consistent with past practice and not to exceed $0.21 per share of Company Common Stock and dividends or distributions by a direct or indirect wholly owned Subsidiary of the Company to the Company or another wholly owned Subsidiary of the Company, (B) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in substitution for shares of its capital stock or (C) purchase, redeem or otherwise acquire (1) any shares of its capital stock or other voting securities or (2) any options, warrants, calls or rights to acquire, or any securities convertible into or exchangeable for, any such shares or voting securities (except upon the exercise of options, warrants, calls or rights disclosed in the Company Disclosure Letter to the extent net exercises are provided for in the plans or agreements governing such options, warrants, calls or rights);

(ii) issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien any shares of its capital stock or other voting securities or any options, warrants, calls or rights to acquire any such shares, other voting securities or any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities, or any “phantom” stock, “phantom” stock rights, stock appreciation rights, restricted stock units, deferred stock units or stock based performance units, including pursuant to Contracts as in effect on the date hereof (other than the issuance of shares of Company Common Stock upon the exercise of Company Stock Options);

(iii) amend the Company Articles or the Company By-laws or other comparable charter or organizational documents of any of its Subsidiaries;

(iv) merge or consolidate with, or purchase an equity interest in all or substantially all of the assets of, any Person or any division or business thereof, if the aggregate amount of the consideration paid or transferred by the Company and its Subsidiaries in connection with all such transactions would exceed $5,000,000;

(v) sell, lease or otherwise dispose of any of its real or personal properties or assets (including capital stock of any Subsidiary of the Company) that are material, individually or in the aggregate, to the Company and its Subsidiaries, taken as a whole, other than sales of inventory and other assets in the ordinary course of business consistent with past practice;

(vi) (A) incur any indebtedness for borrowed money, issue or sell any debt securities or warrants or other rights to acquire any debt securities (collectively, “Indebtedness”) of the Company or any of its Subsidiaries or guarantee Indebtedness of another Person, other than (1) Indebtedness incurred or otherwise assumed or entered into in the ordinary course of business under the Company’s or its Subsidiaries’ existing revolving credit facilities, trade letters of credit or other existing arrangements, (2) Indebtedness incurred to finance capital expenditures permitted by clause (vii) below and mergers, consolidations or purchases permitted by clause (iv) above and (3) Indebtedness incurred in connection with the refinancing of any Indebtedness existing on the date of this Agreement or permitted to be incurred, assumed or otherwise entered into pursuant to this clause (vi) or (B) make any loans or capital contributions to, or investments in, any other Person, other than in the ordinary course of business consistent with past practice;

(vii) make any capital expenditures, other than (A) in connection with the repair or replacement of facilities destroyed or damaged due to casualty or accident (whether or not covered by insurance) or (B) otherwise in an aggregate amount for all such capital expenditures not to exceed $12,000,000;

(viii) enter into any Contract that is or would be a Material Contract, or modify, amend, elect not to renew or terminate or waive, release or assign any material rights under any Material Contract to which the Company or any of its Subsidiaries is a party which if so entered into, modified, amended, terminated, waived, released or assigned would reasonably be expected to (A) have a Material Adverse Effect or (B) impair in any material respect the ability of the Company and its Subsidiaries to conduct their business as currently conducted;

(ix) (A) grant any material increase in compensation to any executive officer or director of the Company or any of its Subsidiaries, except (1) for increases in the ordinary course of business, (2) as required under the terms of a Company Benefit Agreement or Company Benefit Plan as in effect on the date of this Agreement or (3) for employment arrangements for, or grants of compensatory awards to, promoted or newly hired employees, (B) grant to any director or executive officer of the Company or its Subsidiaries the right to receive any severance or termination pay not provided for under any Company Benefit Plan or Company Benefit Agreement as in effect on the date of this Agreement, (C) enter into or materially amend any Company Benefit Agreement with any executive officer or director of the Company or any of its Subsidiaries or (D) adopt or amend in any material respect any Company Benefit Plan, except as required to comply with the terms of any Company Benefit Plan;

(x) make any material change in accounting methods, principles or practices that would materially affect the consolidated assets, liabilities or results of operations of the Company, except insofar (A) as may have been required by a change in GAAP, (B) as may be required by a change in Law or (C) as required by a Governmental Entity or quasi-governmental entity (including the Financial Accounting Standards Board or any similar organization);

(xi) change any material method of Tax accounting, make or change any material Tax election, file any amended material Tax Return, settle or compromise any material Tax liability, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of material Taxes, enter into any closing agreement with respect to any material Tax or surrender any right to claim a material Tax refund;

(xii) except as required by Law or any judgment by a court of competent jurisdiction, pay, discharge, settle or satisfy any material Actions, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than (A) the payment, discharge, settlement or satisfaction in the ordinary course of business consistent with past practice or in accordance with their terms, of liabilities disclosed, reflected or reserved against in the most recent audited financial statements (or the notes thereto) of the Company included in the Filed SEC Documents (for amounts not in excess of such reserves) or incurred since the date of such financial statements in the ordinary course of business and (B) which do not seek injunctive or other equitable relief that would restrict the conduct of the Company or any of its Subsidiaries in any material respect; provided, that if, after a request from the Company, Parent prohibits the Company from making any such payment, discharge, settlement or satisfaction proposed by the Company, or directs the Company to take an action with respect to any such Actions, liabilities or obligations, then any adverse development with respect to such subject Action, liabilities or obligation shall not be considered in determining the satisfaction of the conditions set forth in Article VI of this Agreement.

(xiii) write up, write down or write off the book value of any assets, individually or in the aggregate, for the Company and/or its Subsidiaries taken as a whole, other than in the ordinary course of business consistent with past practice or otherwise not in excess of $5,000,000; or

(xiv) authorize any of, or commit or agree in writing to take any of, the foregoing actions.

(c) Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 4.02. No Solicitation. (a) The Company shall not, nor shall it authorize or permit any of its Subsidiaries or any of their respective directors or officers or employees, and shall not authorize any investment banker, financial advisor, attorney, accountant or other advisor, agent or representative (collectively, “Representatives”) retained by it or any of its Subsidiaries to and shall use its reasonable best efforts to cause such Representatives not to, (i) solicit, initiate or knowingly encourage or take any other action designed to knowingly facilitate the submission of any Takeover Proposal, (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding or furnish to any Person (other than Parent or its Representatives or the Company’s Representatives) any confidential information with respect to, or otherwise actively cooperate in any way with, any Takeover Proposal or (iii) waive, terminate or modify any provision of any contractual “standstill” or similar obligation of any person other than Parent. Notwithstanding the foregoing or anything else in this Agreement to the contrary, at any time prior to obtaining the Shareholder Approval, the Company may, in response to a bona fide written Takeover Proposal that the Company Board determines (after consultation with its outside legal counsel and financial advisor) is or is reasonably likely to lead to a Superior Proposal and which Takeover Proposal was not solicited after the date hereof and was made after the date hereof and did not otherwise result from a breach of this Section 4.02(a), and subject to compliance with Section 4.02(c), (i) furnish confidential information with respect to the Company and its Subsidiaries to the Person making such Takeover Proposal (and its Representatives) pursuant to a customary confidentiality agreement (which shall permit the Company to comply with the terms of Section 4.02(c)) not less restrictive to such Person than the provisions of the Confidentiality Agreement, provided that all such information has previously been provided to Parent or is provided to Parent prior to or substantially concurrent with the time it is provided to such Person and (ii) participate in discussions and negotiations with the Person making such Takeover Proposal (and its Representatives) regarding such Takeover Proposal.

The term “Takeover Proposal” means any inquiry, proposal or offer from any third party relating to any direct or indirect acquisition by such third party (or in the case of a direct merger between such third party and the Company, the equity holders of such third party), including by way of any merger, consolidation, tender offer, exchange offer, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or similar transaction, of (i) assets that constitute or represent 15% or more of the total revenue or assets of the Company and its Subsidiaries, taken as a whole or (ii) 15% or more of the outstanding shares of Company Common Stock or of any class of capital stock of, or other equity or voting interests in, one or more of the Subsidiaries of the Company which, in the aggregate, directly or indirectly hold the assets referred to in clause (i) above, in each case other than the transactions contemplated by this Agreement.

(b) The Company Board shall not (i) (A) withdraw, modify or qualify in a manner adverse to Parent or Sub, or propose publicly to withdraw or modify in a manner adverse to Parent or Sub, the recommendation by the Company Board of this Agreement or the Merger or resolve or agree to take any such action or (B) adopt or recommend, or propose publicly to adopt or recommend, any Takeover Proposal (any such action, resolution or agreement being referred to herein as an “Adverse Recommendation Change”), unless the Company Board determines (after consultation with its outside legal counsel and financial advisor) that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law, (ii) recommend, adopt, approve or enter into any Takeover Proposal, or propose publicly to recommend, adopt, approve or enter into any Takeover Proposal or resolve or agree to take any such action or (iii) cause or permit the Company to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement constituting or related to any Takeover Proposal (other than a confidentiality agreement). Notwithstanding this Section 4.02(b) or anything else in this Agreement to the contrary, at any time prior to obtaining the Shareholder Approval, the Company Board may, in response to a Superior Proposal, cause the Company to enter into a definitive agreement with respect to a Superior Proposal and terminate this Agreement pursuant to Section 7.01(f); provided, however, that the Company shall not exercise its right to terminate this Agreement pursuant to Section 7.01(f) or make an Adverse Recommendation Change with respect to a Takeover Proposal until after (i) the period of five calendar days following Parent’s receipt of written notice from the Company advising Parent that the Company Board has received a Superior Proposal, identifying the Person making such Superior Proposal, stating that the Company Board intends to take such action and specifying the material terms and conditions of any Superior Proposal that is the basis of the proposed action by the Board of Directors (it being understood and agreed that any material amendment to the financial terms or any other material term of such Superior Proposal shall require a new written notice of a Superior Proposal and a new five calendar day period), (ii) during such five calendar day period, if requested by Parent, the Company has engaged in good faith negotiations with Parent to amend this Agreement in such a manner that the Takeover Proposal which was determined to constitute a Superior Proposal no longer is a Superior Proposal and (iii) a determination by the Company Board that the Takeover Proposal described in such written notice constitutes a Superior Proposal after taking into account any changes to this Agreement proposed and irrevocably committed to by Parent during such five calendar day period, as a result of the negotiations required by clause (ii) or otherwise.

The term “Superior Proposal” means any bona fide written offer made by a third party which the Company Board determines in good faith (after consultation with its outside legal counsel and financial advisor) to be more favorable to the shareholders of the Company than the Merger (taking into account all of the terms and conditions of such proposal and this Agreement, including all financial, legal and regulatory terms and conditions and the likelihood and timing of consummation thereof (including any changes to the financial terms of this Agreement proposed and irrevocably committed to by Parent in response to such offer or otherwise)).

(c) In addition to the obligations of the Company set forth in Sections 4.02(a) and 4.02(b), the Company shall as promptly as reasonably practicable advise Parent orally and in writing of the receipt of any Takeover Proposal after the date of this Agreement, the material terms and conditions of any such Takeover Proposal and the identity of the Person making any such Takeover Proposal. The Company shall keep Parent reasonably informed of the material details of any such Takeover Proposal (including any material changes thereto) and provide Parent with any documents describing or evidencing any such Takeover Proposal as promptly as reasonably practicable.

(d) Nothing contained in this Section 4.02 or elsewhere in this Agreement shall prohibit the Company from (i) taking and disclosing to its shareholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act or (ii) making any disclosure to its shareholders if, in the good faith judgment of the Company Board (after consultation with its outside legal counsel and financial advisor), failure to so disclose would reasonably be expected to violate its obligations under applicable Law or is otherwise required under applicable Law; provided, however, that any such disclosure (other than a “stop, look and listen” communication or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act), which would otherwise constitute an Adverse Recommendation Change, shall be deemed to be an Adverse Recommendation Change unless the Company Board expressly reaffirms the recommendation by the Company Board of this Agreement and the Merger at least two business days prior to the Shareholders’ Meeting (after giving effect to any postponement or adjournment thereof) if Parent has delivered to the Company a written request to so reaffirm at least 48 hours (or if 48 hours is impracticable, as far in advance as is practicable) prior to the time such reaffirmation is to be made.

ARTICLE V

Additional Agreements

Section 5.01. Preparation of the Proxy Statement; Shareholders’ Meeting. (a) As promptly as reasonably practicable following the date of this Agreement, the Company shall prepare and file with the SEC the Proxy Statement. Parent shall provide to the Company all information concerning Parent and Sub as may be reasonably requested by the Company in connection with the Proxy Statement and shall otherwise assist and cooperate with the Company in the preparation of the Proxy Statement and resolution of comments referred to below. The Company shall promptly notify Parent upon the receipt of any comments from the SEC or the staff of the SEC or any request from the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement or for additional information and shall provide Parent with copies of all correspondence between the Company and its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand. The Company shall use its reasonable best efforts to cause the Proxy Statement to be mailed to the shareholders of the Company as promptly as reasonably practicable following the date of this Agreement. Prior to filing or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC or the staff of the SEC with respect thereto, the Company shall provide Parent a reasonable opportunity to review and comment on such document or response.

(b) The Company shall, as promptly as reasonably practicable following the date of this Agreement and the date on which the Proxy Statement is cleared by the SEC for mailing in definitive form to shareholders of the Company, duly call, give notice of, convene and hold a meeting of its shareholders (the “Shareholders’ Meeting”) for the purpose of obtaining the Shareholder Approval. Subject to the ability of the Company Board to make an Adverse Recommendation Change pursuant to Section 4.02(b), the Company shall, through the Company Board, recommend to its shareholders the approval of this Agreement and shall include such recommendation in the Proxy Statement. Without limiting the generality of the foregoing, but subject to the terms of this Agreement, the Company’s obligations pursuant to the first sentence of this Section 5.01(b) shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Takeover Proposal or an Adverse Recommendation Change.

Section 5.02. Access to Information; Confidentiality. The Company shall afford to Parent, and to Parent’s officers, employees, accountants, counsel, consultants, financial advisors and other Representatives, reasonable access during normal business hours during the period prior to the Effective Time or the termination of this Agreement to all of its and its Subsidiaries’ properties, books, personnel and records, and during such period, the Company shall furnish as promptly as reasonably practicable to Parent all information concerning its and its Subsidiaries’ business, properties and personnel as Parent may reasonably request (which shall not include any environmental testing or sampling). Notwithstanding the foregoing, neither the Company nor any of its Subsidiaries shall be required to provide access to or disclose information where the Company reasonably determines that such access or disclosure would jeopardize the attorney-client privilege of the Company or any of its Subsidiaries or contravene any Law or any Contract to which the Company or any of its Subsidiaries is a party. Except for disclosures expressly permitted by the terms of the confidentiality letter agreement, dated as of May 18, 2007, between Parent and the Company (as it may be amended from time to time, the “Confidentiality Agreement”), Parent shall hold, and shall cause its partners, members, directors, officers, employees, agents, advisors (including financial and legal advisors, consultants and accountants), controlling Persons, financing sources and other Representatives to hold, all information received from the Company or its Representatives, directly or indirectly, in confidence in accordance with the Confidentiality Agreement.

Section 5.03. Reasonable Best Efforts. (a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including using reasonable best efforts to accomplish the following: (i) the taking of all acts necessary to cause the conditions to Closing to be satisfied as promptly as reasonably practicable, (ii) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Entities and the making of all necessary registrations and filings (including filings with Governmental Entities) and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity and (iii) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. In connection with and without limiting the foregoing, Parent, Sub and the Company shall as promptly as reasonably practicable duly file with the United States Federal Trade Commission (the “FTC”) and the Antitrust Division of the Department of Justice (the “Antitrust Division”) the notification and report form required under the HSR Act with respect to the transactions contemplated by this Agreement.

(b) Each of Parent and the Company shall (i) respond as promptly as reasonably practicable under the circumstances to any inquiries received from the FTC or the Antitrust Division for additional information or documentation and to all inquiries and requests received from either Governmental Entity, (ii) not extend any waiting period under the HSR Act without the prior written consent of the other party (such consent not to be unreasonably withheld, conditioned or delayed) and (iii) not enter into any agreement with any Governmental Entity not to consummate the transactions contemplated by this Agreement without the prior written consent of the other party (such consent not to be unreasonably withheld, conditioned or delayed). Parent and the Company shall, from the date of this Agreement until the Outside Date, use their respective reasonable best efforts to avoid the entry of, or to have lifted, vacated or terminated, any injunction or Judgment that would restrain, prevent or delay the Closing.

(c) In furtherance and not in limitation of the covenants of the parties contained in Sections 5.03(a) and (b), if any objections are asserted or if any suit is instituted (or threatened to be instituted) by the FTC, the Antitrust Division or any other applicable Governmental Entity or any private party with respect to any of the transactions contemplated hereby that would prevent or materially impede, interfere with, hinder or delay the consummation of the transactions contemplated hereby, each of Parent, Sub and the Company shall use its reasonable best efforts, and cause their Affiliates to use their reasonable best efforts, to resolve any such objections or suits so as to permit consummation of the transactions contemplated hereby, including by selling, holding separate or otherwise disposing of or conducting its business in a manner which would resolve such objections or suits, agreeing to sell, hold separate or otherwise dispose of or conduct its business in a manner which would resolve such objections or suits or permitting the sale, holding separate or other disposition of, any of its assets or the assets of its Subsidiaries or the conducting of its business in a manner which would resolve such objections or suits; provided that any such action with respect to the Company or its Subsidiaries shall be conditioned upon the consummation of the Merger.

(d) Each of the Company, Parent and Sub agrees that, between the date of this Agreement and the Closing Date, except as permitted by Section 4.02, they shall not, and shall cause their Affiliates not to, directly or indirectly, take any action that, individually or in the aggregate, would, or would reasonably be expected to, prevent or materially impede, interfere with, hinder or delay the consummation of the Merger and the other transactions contemplated by this Agreement.

Section 5.04. Employee Matters. (a) Parent covenants and agrees that, from and after the Effective Time, Parent shall or shall cause the Surviving Corporation to, honor in accordance with its terms, each Company Benefit Agreement and Company Benefit Plan and all obligations thereunder, subject to any and all retained and reserved rights to amend or terminate any such Company Benefit Plan or Company Benefit Agreement under the terms thereof, including any obligations arising as a result of the consummation of the transactions contemplated hereby, and Parent acknowledges that the consummation of the Merger constitutes a change in control or change of control, as the case may be, for all purposes under the Company Benefit Plans and Company Benefit Agreements.

(b) Subject and in addition to any applicable collective bargaining agreements, for a period of not less than one year following the Effective Time, Parent shall, and shall cause the Surviving Corporation to, provide (i) base salary to each Person who is an active employee of the Company or any of its Subsidiaries immediately prior to the Effective Time (each, a “Continuing Employee”) that is no less favorable than that in effect immediately prior to the Effective Time, (ii) severance benefits to each Continuing Employee that are no less favorable than those that would have been provided to such Continuing Employee under the applicable severance benefit plans, programs, policies, agreements and arrangements as in effect immediately prior to the Effective Time, and (iii) employee benefit plans and arrangements (including bonus opportunities) to each Continuing Employee that are no less favorable in the aggregate than those provided to each Continuing Employee immediately prior to the Effective Time; provided that neither Parent nor the Surviving Corporation nor any of their Subsidiaries shall have any obligation to issue, or adopt any plans or arrangements providing for the issuance of, shares of capital stock, warrants, options, stock appreciation rights or other rights in respect of any shares of capital stock of any entity or any securities convertible or exchangeable into such shares pursuant to any such plans or arrangements; provided, further, that no plans or arrangements of the Company or any of its Subsidiaries providing for such issuance shall be taken into account in determining whether employee benefits are no less favorable in the aggregate. The provisions of this Section 5.04 are solely for the benefit of the parties to the Agreement, and no employee or former employee of the Company or any of its Subsidiaries or any other individual associated therewith shall be regarded for any purpose as a third party beneficiary of the Agreement as a result of this Section 5.04. Nothing herein shall require Parent or the Surviving Corporation to continue to sponsor any particular benefit plan or arrangement or to continue to provide for accrual of defined benefit pension benefits.

(c) From and after the Effective Time, Parent shall give or cause to be given to each Continuing Employee full credit for purposes of eligibility to participate, early retirement eligibility and early retirement subsidies, vesting and level of benefits but not benefit accrual other than for vacation and severance under any employee benefit plans and arrangements provided, maintained or contributed to by Parent, the Surviving Corporation or any of their respective Subsidiaries, for such Continuing Employee’s most recent continuous period of service with the Company or any of its Subsidiaries, to the same extent recognized by the Company or any of its Subsidiaries immediately prior to the Effective Time, except to the extent such credit would result in duplication of benefits for the same period of service.

(d) With respect to any employee welfare benefit plan maintained by Parent, the Surviving Corporation or any of their respective Subsidiaries in which Continuing Employees are eligible to participate after the Effective Time, Parent shall, or shall cause the Surviving Corporation to, (i) waive all limitations as to preexisting conditions, exclusions and waiting periods and actively-at-work requirements with respect to participation and coverage requirements applicable to the Continuing Employees and their dependents and beneficiaries under such plan to the extent waived under the applicable corresponding Company Benefit Plan immediately prior to the Effective Time and (ii) provide each Continuing Employee and his or her eligible dependents and beneficiaries with credit under such plan for any co-payments and deductibles paid under corresponding Company Benefit Plans prior to the Effective Time in the calendar year in which the Effective Time occurs for purposes of satisfying any applicable deductible or out-of-pocket requirements (and any annual and lifetime maximums).

(e) Prior to the Effective Time, the Company shall be entitled to amend, modify or terminate any Company Benefit Agreement or Company Benefit Plan or to adopt or enter into replacement Company Benefit Agreements or Company Benefit Plans and to establish trusts to fund the Company’s obligations under any Company Benefit Agreement or Company Benefit Plan, in each case, as the Company determines necessary or desirable to comply with Section 409A of the Code or any regulation or other authority promulgated thereunder, provided that such actions shall not materially increase the Company’s liabilities or obligations under the Company Benefit Agreements and Company Benefit Plans.

Section 5.05. Indemnification, Exculpation and Insurance. (a) All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors, officers or employees of the Company as provided in the Company Articles, the Company By-laws or any indemnification agreement between such directors, officers or employees and the Company (in each case, as in effect on the date of this Agreement) shall be assumed by the Surviving Corporation in the Merger, without further action, as of the Effective Time and shall survive the Merger and shall continue in full force and effect in accordance with their terms.

(b) The articles of incorporation and by-laws of the Surviving Corporation shall contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of individuals who were directors, officers or employees prior to the Effective Time than are presently set forth in the Company Articles and the Company By-laws, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of any such individuals.

(c) From and after the Effective Time, in the event of any pending, threatened or actual claim, action, suit, proceeding or investigation in which any Person who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director or officer of the Company, any of its Subsidiaries or any of their respective predecessors (the “Indemnified Parties”) is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to the fact that he or she is or was a director or officer of the Company, any of its Subsidiaries or any of their respective predecessors, Parent and the Surviving Corporation, jointly and severally, shall indemnify and hold harmless, as and to the fullest extent permitted by Law, each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorney’s fees and expenses in advance of the final disposition of any claim, action, suit, proceeding or investigation), judgments, fines and amounts paid in settlement of or in connection with any such threatened or actual claim, action, suit, proceeding or investigation. Neither Parent nor the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any threatened or actual claim, action, suit, proceeding or investigation for which indemnification could be sought by an Indemnified Party hereunder, unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such claim, action, suit, proceeding or investigation or such Indemnified Party otherwise consents in writing to such settlement, compromise or consent. Parent and the Surviving Corporation shall cooperate with an Indemnified Party in the defense of any matter for which such Indemnified Party could seek indemnification hereunder. Parent’s and the Surviving Corporation’s obligations under this Section 5.05(c) shall continue in full force and effect for a period of six years from the Effective Time; provided, however, that all rights to indemnification in respect of any claim, action, suit, proceeding or investigation asserted or made prior to the Effective Time or within such period shall continue until the final disposition of such claim, action, suit, proceeding or investigation.

(d) For six years after the Effective Time, Parent shall maintain in effect the Company’s current directors’ and officers’ liability insurance in respect of acts or omissions occurring at or prior to the Effective Time, covering each Person currently covered by the Company’s directors’ and officers’ liability insurance policy (a complete and correct copy of which has been heretofore delivered to Parent), on terms, including with respect to coverage and amount, no less favorable to such directors and officers in any material respect than those of such policy in effect on the date of this Agreement; provided, however, that Parent may substitute therefor policies of Parent containing terms, including with respect to coverage and amount, no less favorable to such directors and officers; provided further however, that in no event shall the Surviving Corporation be required to expend for such policies an annual premium amount in excess of 300% of the annual premiums currently paid by the Company for such insurance; provided further however, that if the annual premiums of such insurance coverage exceed such amount, the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(e) In the event that Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or a substantial portion of its properties and other assets to any Person, then, and in each such case, Parent or the Surviving Corporation, as applicable, shall cause proper provision to be made so that such successors and assigns shall expressly assume the obligations set forth in this Section 5.05.

(f) The provisions of this Section 5.05 are intended to be for the benefit of, and will be enforceable by, each Indemnified Party, his or her heirs and his or her Representatives and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have from the Company or any other Person by contract or otherwise.

Section 5.06. Public Announcements. The parties agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in the form heretofore agreed to by the parties. Parent and the Company shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any other press release or other public statements with respect to the transactions contemplated by this Agreement, including the Merger, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law, court process or the rules or regulations of any national securities exchange or national securities quotation system and except for any matters referred to in Section 4.02.

Section 5.07. Fees and Expenses. (a) Except as provided below, all fees and expenses incurred in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

(b) In the event that (i) this Agreement is terminated by the Company pursuant to Section 7.01(f), (ii) this Agreement is terminated by Parent pursuant to Section 7.01(e) if at the time of the relevant Adverse Recommendation Change a Takeover Proposal shall not have been made to the Company, made directly to the shareholders of the Company or become publicly known, or (iii) (A) after the date of this Agreement, a Takeover Proposal shall have been publicly made to the Company or shall have been made directly to the shareholders of the Company generally or shall have otherwise become publicly known, (B) thereafter, this Agreement is terminated by (I) either Parent or the Company pursuant to Section 7.01(b)(iii) or (II) by the Company pursuant to Section 7.01(b)(i) and (C) within twelve months after such termination, the Company enters into a definitive agreement to consummate (which transaction is consummated within 15 months after such termination) any Takeover Proposal (regardless of whether such Takeover Proposal is made before or after termination of this Agreement), then the Company shall pay Parent a fee equal to $69 million (the “Company Termination Fee”), less the amount of any Parent Expenses previously paid to Parent (if any), by wire transfer of same-day funds (1) in the case of a payment required by clause (i) above, on the date of termination of this Agreement, (2) in the case of a payment required by clause (ii) above, within three business days of the date of termination of this Agreement and (3) in the case of a payment required by clause (iii) above, on the date of consummation of the transaction referred to in clause (iii)(C). For purposes of clauses (ii) and (iii) of the immediately preceding sentence only, the term “Takeover Proposal” shall have the meaning assigned to such term in Section 4.02(a) except that all references to “15%” therein shall be deemed to be references to “50%”.

(c) In the event of a termination of this Agreement by either party pursuant to Section 7.01(b)(iii), the Company shall promptly, but in no event later than three business days after such termination and receipt of an invoice from Parent, pay Parent all of the reasonable and documented out-of-pocket expenses incurred by Parent or Sub in connection with this Agreement and the transactions contemplated by this Agreement up to a maximum amount of $5 million (“Parent Expenses”), by wire transfer of same day funds.

(d) The fees and expenses related to any filing made pursuant to the HSR Act or any competition, merger control, antitrust or similar Law shall be paid by Parent.

Section 5.08. Resignation of Directors. At the Closing, the Company shall deliver to Parent evidence reasonably satisfactory to Parent of the resignation of the directors of the Company and, as specifically requested by Parent reasonably in advance of Closing, the directors of any Subsidiary of the Company, in each case, effective at the Effective Time.

ARTICLE VI

Conditions Precedent

Section 6.01. Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or (to the extent permitted by Law) waiver on or prior to the Closing Date of the following conditions:

(a) Shareholder Approval. The Shareholder Approval shall have been obtained.

(b) HSR Act. The waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired.

(c) No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other Judgment issued by any Federal or state court of competent jurisdiction (collectively, “Restraints”) shall be in effect enjoining or otherwise prohibiting the consummation of the Merger.

Section 6.02. Conditions to Obligations of Parent and Sub. The obligations of Parent and Sub to effect the Merger are further subject to the satisfaction or (to the extent permitted by Law) waiver on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company contained Sections 3.01(c) (to the extent such representations and warranties relate to the equity capitalization of the Company), 3.01(s), 3.01(u) and 3.01(v) of this Agreement that are qualified as to materiality or by reference to Material Adverse Effect shall be true and correct, and such representations and warranties of the Company that are not so qualified shall be true and correct in all materials respects, in each case as of the date of this Agreement and as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date) and (ii) the other representations and warranties of the Company set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be so true and correct as of such dates without giving effect to any qualification and limitations as to “materiality” or “Material Adverse Effect” set forth therein, individually or in the aggregate, would not have a Material Adverse Effect.

(b) Performance of Obligations of the Company. The Company shall have in all material respects performed all covenants and agreements required to be performed by it under this Agreement on or prior to the Closing Date except, with respect to the covenants and agreements contained in Sections 4.01(a), 4.02, 5.01, 5.02, 5.03, 5.04, 5.05, 5.06 and 5.07, where the failure of the Company to have performed would not have a Material Adverse Effect.

(c) Closing Certificate. Parent shall have received a certificate of an executive officer of the Company certifying that the conditions set forth in Sections 6.02(a) and (b) have been satisfied.

(d) Material Adverse Effect. Since the date of this Agreement, except as set forth in the Company Disclosure Letter, there shall have been no change, effect, event or occurrence or state of facts that, individually or in the aggregate, has had or would have a Material Adverse Effect.

Section 6.03. Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is further subject to the satisfaction or (to the extent permitted by Law) waiver on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Sub set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be so true and correct as of such dates without giving effect to any qualification and limitations as to “materiality” or “Parent Material Adverse Effect” set forth therein, individually or in the aggregate, would not have a Parent Material Adverse Effect.

(b) Performance of Obligations of Parent and Sub. Each of Parent and Sub shall have in all material respects performed all material obligations required to be performed by it under this Agreement on or prior to the Closing Date, except, with respect to the covenants and agreements contained in Sections 5.01, 5.02, 5.03, 5.04, 5.05, 5.06 and 5.07, where the failure of the Parent or Sub to have performed would not have a Material Adverse Effect..

(c) Closing Certificate. The Company shall have received a certificate of an executive officer of Parent certifying that the conditions set forth in Sections 6.03(a) and (b) have been satisfied.

Section 6.04. Frustration of Closing Conditions. None of the Company, Parent or Sub may rely on the failure of any condition set forth in Section 6.01, 6.02 or 6.03, as the case may be, to be satisfied if such failure was caused by such party’s failure to perform any of its obligations under this Agreement, to act in good faith or to use its reasonable best efforts to consummate the Merger and the other transactions contemplated by this Agreement as required by and subject to Section 5.03.

ARTICLE VII

Termination, Amendment and Waiver

Section 7.01. Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Shareholder Approval:

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company:

(i) if the Merger shall not have been consummated on or before January 31, 2008 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 7.01(b)(i) shall not be available to any party if the failure of such party (or in the case of Parent, Sub) to perform any of its obligations under this Agreement, the failure to act in good faith or the failure to use its reasonable best efforts to consummate the Merger and the other transactions contemplated by this Agreement as required by and subject to Section 5.03, has been the cause of or resulted in the failure of the Merger to be consummated on or before such date;

(ii) if any Restraint enjoining or otherwise prohibiting the consummation of the Merger shall have become final and nonappealable; provided that the party seeking to terminate this Agreement pursuant to this Section 7.01(b)(ii) shall have used reasonable best efforts to prevent the entry of and to remove such Restraint as required by Section 5.03; or

(iii) if, upon a vote taken thereon at the Shareholders’ Meeting or any postponement or adjournment thereof, the Shareholder Approval shall not have been obtained;

(c) by Parent, if the Company shall have breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 6.02(a) or 6.02(b) and (ii) is incapable of being cured by the Outside Date; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.01(c) if Parent or Sub is then in material breach of any of its representations, warranties, covenants or agreements hereunder;

(d) by the Company, if Parent or Sub shall have breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 6.03(a) or 6.03(b) and (ii) is incapable of being cured by the Outside Date; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.01(d) if the Company is then in material breach of any of its representations, warranties, covenants or agreements hereunder;

(e) by Parent, in the event that an Adverse Recommendation Change shall have occurred; or

(f) by the Company, in accordance with the terms and subject to the conditions of Section 4.02(b).

Section 7.02. Effect of Termination. In the event of termination of this Agreement by either the Company or Parent as provided in Section 7.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, Sub or the Company, other than the provisions of the last sentence of Section 5.02, Section 5.07, this Section 7.02 and Article VIII, which provisions shall survive such termination; provided, however, that nothing herein shall relieve the Company, Parent or Sub from liability for any willful breach of any of its representations, warranties, covenants or agreements set forth in this Agreement prior to such termination.

Section 7.03. Amendment. This Agreement may be amended by the parties hereto at any time before or after receipt of the Shareholder Approval; provided, however, that after such approval has been obtained, there shall be made no amendment that is prohibited by applicable Law, including Section 1922 of the PBCL. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

Section 7.04. Extension; Waiver. At any time prior to the Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) to the extent permitted by Law, waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto or (c) subject to the proviso to the first sentence of Section 7.03 and to the extent permitted by Law, waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

ARTICLE VIII

General Provisions

Section 8.01. Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 8.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

Section 8.02. Notices. Except for notices that are specifically required by the terms of this Agreement to be delivered orally, all notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via facsimile (with confirmation) at the facsimile telephone number specified in this Section 8.02 prior to 5:00 p.m. (New York time) on a business day, (ii) the business day after the date of transmission, if such notice or communication is delivered via facsimile (with confirmation) at the facsimile telephone number specified in this Section 8.02 later than 5:00 p.m. (New York time) on any date and earlier than 11:59 p.m. (New York time) on such date, (iii) when received, if sent by nationally recognized overnight courier service (providing proof of delivery) or (iv) upon actual receipt by the party to whom such notice is required to be given. The address for such notices and communication shall be as follows:

if to Parent, Sub or the Surviving Corporation, to:

Teleflex Incorporated
155 South Limerick Road
Limerick, PA 19468

Facsimile: (610) 948-2858
Attention: Laurence G. Miller

with a copy to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

Facsimile: (212) 455-2502

Attention: Mario A. Ponce, Esq.

if to the Company, to:

Arrow International, Inc.

2400 Bernville Road

Reading, PA 19605

Facsimile: (610) 478-3177

Attention: Frederick J. Hirt

with a copy to:

Dechert LLP

Cira Centre

2929 Arch Street

Philadelphia, Pennsylvania 19104

Facsimile: (215) 994-2222

Attention: Barton J. Winokur, Esq.

Henry N. Nassau, Esq.

Section 8.03. Definitions. For purposes of this Agreement:

(a) an “Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person;

(b) “business day” means any day on which banks are not required or authorized to be closed in the City of New York;

(c) “ERISA Affiliate” shall mean, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

(d) “Knowledge” of any Person means, with respect to any matter in question, the actual knowledge of such Person’s executive officers;

(e) “Material Adverse Effect” means any change, effect, event or occurrence or state of facts that, when considered individually or in the aggregate, is or would reasonably be expected to (i) be materially adverse to the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole or (ii) prevent or materially impede, interfere with, hinder or delay the consummation by the Company of the Merger or the other transactions contemplated by this Agreement, other than any change, effect, event or occurrence or state of facts relating to (A) economic, financial market or geographical conditions in general and that do not materially, disproportionately affect the Company and its Subsidiaries, taken as a whole, relative to other participants in the industry in which the Company and its Subsidiaries participate, (B) changes in Law or applicable accounting regulations or principles after the date hereof, (C) the industry in which the Company and its Subsidiaries operate generally and that do not materially, disproportionately affect the Company and its Subsidiaries, taken as a whole, relative to other participants in such industry, (D) any change, in and of itself, in the Company’s stock price or trading volume, or any failure, in and of itself, by the Company to meet revenue or earnings projections (it being understood that the facts giving rise or contributing to any such change or failure may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to be, a Material Adverse Effect) or (E) the announcement of this Agreement and the transactions expressly contemplated hereby and performance of and compliance with the terms of this Agreement;

(f) “Parent Material Adverse Effect” means any change, effect, event, occurrence or state of facts that, when considered individually or in the aggregate, is or would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation by Parent or Sub of the Merger or the other transactions contemplated by this Agreement;

(g) “Person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity; and

(h) a “Subsidiary” of any Person means another Person, an amount of the voting securities, other voting rights or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body or, if there are no such voting interests, more than 50% of the equity interests of which is owned directly or indirectly by such first Person.

Section 8.04. Interpretation. When a reference is made in this Agreement to an article, section, exhibit or schedule, such reference shall be to an article of, section of, or exhibit or schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns.

Section 8.05. Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile), all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

Section 8.06. Entire Agreement; No Third-Party Beneficiaries. This Agreement and the Confidentiality Agreement (a) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement and the Confidentiality Agreement, provided that the Confidentiality Agreement shall survive the execution and delivery of this Agreement and (b) except for the provisions of Article II following the Effective Time, the recovery from Parent, prior to the Effective Time and solely through an action brought by the Company, of damages suffered by any Person in the event of a failure by Parent to effect the Merger as required by this Agreement, and Section 5.05, are not intended to confer upon any Person other than the parties any legal or equitable rights or remedies.

Section 8.07. GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE COMMONWEALTH OF PENNSYLVANIA, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS THEREOF.

Section 8.08. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties without the prior written consent of the other parties, and any assignment without such consent shall be null and void, except that Sub, upon prior written notice to the Company, may assign, in its sole discretion, any of or all its rights, interests and obligations under this Agreement to Parent or to any direct or indirect wholly owned Subsidiary of Parent, but no such assignment shall relieve Parent or Sub of any of its obligations hereunder. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 8.09. Specific Enforcement; Consent to Jurisdiction. Notwithstanding anything in this Agreement to the contrary, the parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at Law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any Federal court located in the Eastern District of the Commonwealth of Pennsylvania or in any state court in the Commonwealth of Pennsylvania, this being in addition to any other remedy to which they are entitled at Law or in equity. In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any Federal court located in the Eastern District of the Commonwealth of Pennsylvania or of any state court located in the Commonwealth of Pennsylvania in the event any dispute arises out of this Agreement or the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (c) agrees that it will not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other than a Federal court located in the Eastern District of the Commonwealth of Pennsylvania or a state court located in the Commonwealth of Pennsylvania.

Section 8.10. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

IN WITNESS WHEREOF, Parent, Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

TELEFLEX INCORPORATED

By: /s/ Jeffrey P. Black
Name: Jeffrey P. Black
Title: Chairman and Chief Executive Officer

AM SUB INC.

By: /s/ John J. Sickler
Name: John J. Sickler
Title: President

ARROW INTERNATIONAL, INC.

By: /s/ Philip B. Fleck
Name: Philip B. Fleck
Title: President and Chief Executive Officer